SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

December 14, 2010

Commission File Number: 1-31253

PENGROWTH ENERGY TRUST
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐             Form 40-F    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes    ☐             No    ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________________

DOCUMENTS FILED AS PART OF THIS FORM 6-K

     See the Exhibit Index to this Form 6-K.
SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

December 14, 2010	By:	/s/ Andrew D. Grasby
Name: Andrew D. Grasby
Title: Vice President, General Counsel & Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Material Change Report of Pengrowth Energy Trust, dated July 21, 2010 in respect of the proposed acquisition of Monterey Exploration Ltd.
99.2	Material Change Report of Pengrowth Energy Trust, dated September 27, 2010 in respect of the completion of the acquisition of Monterey Exploration Ltd.